Exhibit 99.1
ENLIGHT RENEWABLE ENERGY LTD.

13 Amal St.
Afek Industrial Park
Rosh Ha’ayin 4809249
Israel
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on December 27, 2023

The Annual General Meeting of shareholders of Enlight Renewable Energy Ltd. (the “Company”) will be held at the offices of the Company, 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel, on December 27, 2023, at 4:00 p.m. Israel time, or at any adjournments or postponements thereof (the “General Meeting”), for the following purposes:

1.
Approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (the “Board”), following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services; and

2.
Elect each of the following nominees to the Board of the Company, to hold office until close of the Company’s annual general meeting to be held in 2024, and until his or her successor has been duly elected or appointed, or until his or her office has been vacated pursuant to any applicable law or the Articles of Association:

a.	Mr. Gilad Yavetz;

b.	Mr. Yair Seroussi;

c.	Ms. Liat Benyamini;

d.	Ms. Michal Tzuk;

e.	Ms. Alla Felder;

f.	Dr. Shai Weil;

g.	Mr. Yitzhak Betzalel; and

h.	Mr. Zvi Furman.

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2022 will be presented for discussion at the General Meeting.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies will vote according to their own judgment on those matters.

Board Recommendation

The Board unanimously recommends that you vote “FOR” each of the above proposals, as are described in the attached proxy statement.

Record Date

Only holders of record of ordinary shares, par value NIS 0.1 per share (the “Ordinary Shares”), at the close of business on November 27, 2023 (the “Record Date”) will be entitled to receive notice of and to vote at the General Meeting.

How You Can Vote

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience.

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Shareholders of record are requested to complete, date and sign the enclosed form of proxy and to return it no later than Tuesday, December 26, 2023, at 6:59 a.m. Israel time (i.e., 11:59 p.m. ET before the General Meeting starts), in the pre-addressed envelope provided. Alternatively, such shareholders may vote electronically before such time at www.proxyvote.com using the control number provided with your proxy materials.

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If your Ordinary Shares are held through a bank, broker or other nominee, which in turn holds the shares through Cede & Co. as nominee for The Depository Trust Company, such Ordinary Shares are considered to be held in “street name” and you are the beneficial owner with respect to such Ordinary Shares (“Beneficial Owners”). A Beneficial Owner as of the Record Date has the right to direct the bank, broker or nominee how to vote Ordinary Shares beneficially owned by such Beneficial Owner at the General Meeting. If your Ordinary Shares were held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or other nominee (who is considered, with respect to such Ordinary Shares, as the shareholder of record), together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your Ordinary Shares.

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Shareholders registered in the Company’s shareholders register in Israel (“Registered Shareholders”) and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange (“TASE” and “TASE Member”, respectively) that are included among the Ordinary Shares registered in the Company’s shareholders register in Israel under the name of a nominee company in Israel (“Non-registered Shareholders”) should deliver or mail (via registered mail) a completed written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“TASE Ballot”)) to the Company’s offices, c/o Ms. Lisa Haimovitz, 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel no later than Wednesday, December 27, 2023, at 12:00 p.m. Israel time (i.e., at least four (4) hours before the General Meeting starts). By this time, both Registered Shareholders and Non-registered shareholders must also provide the Company with a copy of their identity card, passport or certificate of incorporation (“Identifying Information”). A TASE Ballot submitted by a Registered Shareholder without Identifying Information attached to it will not be valid. Non-registered Shareholders must also provide the Company with an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution (“Ownership Certificate”), as required by the Israel Companies Law 5759-1999 (the “Companies Law”) and Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended. A TASE Ballot submitted by a Non-registered Shareholder without an Ownership Certificate attached to it will not be valid. A Non-registered Shareholder is entitled to receive the Ownership Certificate at the branch of the TASE Member through which such shareholder holds his Ordinary Shares, or request from such TASE Member to deliver it by mail. Such a request will be provided in advance, and with respect to a specific securities account. A Non-registered Shareholder may direct the relevant TASE Member to transfer the Ownership Certificate to the Company through the electronic voting system of the Israel Securities Authority (the “Electronic Voting System”). Alternatively, Non-registered Shareholders may vote electronically via the Electronic Voting System, no later than Wednesday, December 27, 2023, at 10:00 a.m. Israel time (i.e., at least six (6) hours before the General Meeting starts). A Non-registered Shareholder should receive instructions about electronic voting from the TASE Member through which such Non-registered Shareholder holds his Ordinary Shares.

Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it in accordance with Section 9 of the Israel Companies Law Regulations (Proxy Voting and Positions Statements), 2005.

−	Shareholders of record who intend to vote their Ordinary Shares in person are requested to bring proof of identity to the General Meeting.

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Because a Beneficial Owner with shares held in “street name” is not a shareholder of record, such shareholders may not vote those Ordinary Shares directly at the General Meeting unless they obtain a “legal proxy” from the bank, broker or other nominee that holds the Ordinary Shares directly, giving them the right to vote the Ordinary Shares at the General Meeting.

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Both Registered Shareholders and Non-registered Shareholders who intend to vote their Ordinary Shares in person must provide the Company with Identifying Information and Non-registered Shareholders must also provide an Ownership Certificate, no later than Wednesday, December 27, 2023, at 14:00 p.m. Israel time (i.e., at least two (2) hours before the General Meeting starts). Both Registered Shareholders and Non-registered Shareholders may revoke their proxies or TASE Ballot (as applicable) in accordance with Section 9 of the Israel Companies Law Regulations (Proxy Voting and Positions Statements), 2005.

ii

Even if you plan to attend the General Meeting, the Board unanimously recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the General Meeting.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel Tel: +972 3 9008700, Sunday through Thursday between 10:00 a.m. – 3:00 p.m. Israel time, and will also be made available to the public on the Company’s website http://www.enlightenergy.com, the U.S. Securities and Exchange Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors, Yair Seroussi Chairman of the Board of Directors

Rosh Ha’ayin, Israel
November 20, 2023

iii

ENLIGHT RENEWABLE ENERGY LTD.
13 Amal St.
Afek Industrial Park
Rosh Ha’ayin 4809249
Israel
PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 27, 2023

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.1 per share (the “Ordinary Shares”), of Enlight Renewable Energy Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the annual general meeting of shareholders (the “General Meeting”), to be held on Wednesday, December 27, 2023, at 4:00 p.m. Israel time at the offices of the Company, 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel, or at any adjournments or postponements thereof.

It is proposed that the following proposals will be adopted at the General Meeting:

1.
Approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services; and

2.
Elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2024, and until his or her successor has been duly elected or appointed, or until his or her office has been vacated pursuant to any applicable law or the Articles of Association:

a.	Mr. Gilad Yavetz;

b.	Mr. Yair Seroussi;

c.	Ms. Liat Benyamini;

d.	Ms. Michal Tzuk;

e.	Ms. Alla Felder;

f.	Dr. Shai Weil;

g.	Mr. Yitzhak Betzalel; and

h.	Mr. Zvi Furman.

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2022 will be presented for discussion at the General Meeting.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on November 27, 2023 (the “Record Date”) will be entitled to receive notice of, and to vote on the matters to be presented at, the General Meeting. At the close of business on November 13, 2023, the Company had outstanding 117,857,288 Ordinary Shares. it’s updates In the event of two or more shareholders that are joint holders of a share and are present and voting – only the vote of the head of the joint owners present and voting will be taken into consideration, and the votes of the other joint owners will not. For this purpose, the head of the joint owners will be considered the person whose name is recorded first in the register of shareholders from those present and voting.

How You Can Vote

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the shareholders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders may vote at the General Meeting, whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company within the timeframes outlined below, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card. If you are a registered shareholder, subject to applicable law and the rules of the Nasdaq Stock Market, LLC (“Nasdaq”), in the absence of instructions, the Ordinary Shares represented by properly dated, executed and delivered proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR” vote.

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience.

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Shareholders of record are requested to complete, date and sign the enclosed form of proxy and to return it no later than Tuesday, December 26, 2023, at 6:59 a.m. Israel time (i.e., 11:59 p.m. ET before the General Meeting starts), in the pre-addressed envelope provided. Alternatively, such shareholders may vote electronically before such time at www.proxyvote.com using the control number provided with your proxy materials.

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If your Ordinary Shares are held through a bank, broker or other nominee, which in turn holds the shares through Cede & Co. as nominee for The Depository Trust Company, such Ordinary Shares are considered to be held in “street name” and you are the beneficial owner with respect to such Ordinary Shares (“Beneficial Owners”). A Beneficial Owner as of the Record Date has the right to direct the bank, broker or nominee how to vote Ordinary Shares beneficially owned by such Beneficial Owner at the General Meeting. If your Ordinary Shares were held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or other nominee (who is considered, with respect to such Ordinary Shares, as the shareholder of record), together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your Ordinary Shares.

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Shareholders registered in the Company’s shareholders register in Israel (“Registered Shareholders”) and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange (“TASE” and “TASE Member”, respectively) that are included among the Ordinary Shares registered in the Company’s shareholders register in Israel under the name of a nominee company in Israel (“Non-registered Shareholders”) should deliver or mail (via registered mail) a completed written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“TASE Ballot”)) to the Company’s offices, c/o Ms. Lisa Haimovitz, 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel no later than Wednesday, December 27, 2023, at 12:00 p.m. Israel time (i.e., at least four (4) hours before the General Meeting starts). By this time, both Registered Shareholders and Non-registered shareholders must also provide the Company with a copy of their identity card, passport or certificate of incorporation (“Identifying Information”). A TASE Ballot submitted by a Registered Shareholder without Identifying Information attached to it will not be valid. Non-registered Shareholders must also provide the Company with an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution (“Ownership Certificate”), as required by the Israel Companies Law 5759-1999 (the “Companies Law”) and Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended. A TASE Ballot submitted by a Non-registered Shareholder without an Ownership Certificate attached to it will not be valid. A Non-registered Shareholder is entitled to receive the Ownership Certificate at the branch of the TASE Member through which such shareholder holds his Ordinary Shares, or request from such TASE Member to deliver it by mail. Such a request will be provided in advance, and with respect to a specific securities account. A Non-registered Shareholder may direct the relevant TASE Member to transfer the Ownership Certificate to the Company through the electronic voting system of the Israel Securities Authority (the “Electronic Voting System”). Alternatively, Non-registered Shareholders may vote electronically via the Electronic Voting System, no later than Wednesday, December 27, 2023, at 10:00 a.m. Israel time (i.e., at least six (6) hours before the General Meeting starts). A Non-registered Shareholder should receive instructions about electronic voting from the TASE Member through which such Non-registered Shareholder holds his Ordinary Shares.

Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it in accordance with Section 9 of the Israel Companies Law Regulations (Proxy Voting and Positions Statements), 2005 (the “Companies Law Regulations (Proxy Voting)”).

−	Shareholders of record who intend to vote their Ordinary Shares in person are requested to bring proof of identity to the General Meeting.

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Because a Beneficial Owner with shares held in “street name” is not a shareholder of record, such shareholders may not vote those Ordinary Shares directly at the General Meeting unless they obtain a “legal proxy” from the bank, broker or other nominee that holds the Ordinary Shares directly, giving them the right to vote the Ordinary Shares at the General Meeting. Brokers that hold ordinary shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the General Meeting agenda that may be considered routine is Proposal No. 1 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023; however, the Company cannot be certain whether this will be treated as a routine matter since the proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its Ordinary Shares, if the shareholder wants its Ordinary Shares to count for all proposals.

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Both Registered Shareholders and Non-registered Shareholders who intend to vote their Ordinary Shares in person must provide the Company with Identifying Information and Non-registered Shareholders must also provide an Ownership Certificate, no later than Wednesday, December 27, 2023, at 14:00 p.m. Israel time (i.e., at least two (2) hours before the General Meeting starts). Both Registered Shareholders and Non-registered Shareholders may revoke their proxies or TASE Ballot (as applicable) in accordance with Section 9 of the Companies Law Regulations (Proxy Voting).

Even if you plan to attend the General Meeting, the Board unanimously recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the General Meeting.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to the shareholders on or about November 30, 2023. In addition to solicitation of proxies by the shareholders by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, mail or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares.

This Proxy Statement and proxy card will also serve as a voting deed (ktav hatzba’a), as such term is defined under the Companies Law.

Change or Revocation of Proxy

Any shareholder of record at the close of business on the Record Date returning the accompanying proxy may revoke such proxy at any time prior to the General Meeting by: (i) giving written notice to us of such revocation; (ii) voting in person at the General Meeting or requesting the return of the proxy at the General Meeting; or (iii) executing and delivering to us a later-dated proxy prior to the General Meeting. Written revocations and later-dated proxies should be sent in accordance with Section 9 of the Companies Law Regulations (Proxy Voting), to the Company’s offices, c/o Ms. Lisa Haimovitz, at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel. Attendance at the General Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If you are a Beneficial Owner with shares held in “street name,” you may change your vote by submitting new voting instructions to your bank, broker or other nominee in accordance with Section 9 of the Companies Law Regulations (Proxy Voting) or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the General Meeting and voting in person. If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Quorum and Vote Required for Approval of Each of the Proposals

One (1) or more shareholders holding Ordinary Shares representing in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, will constitute a quorum (a “Quorum”). If within 30 minutes from the time appointed for the General Meeting a Quorum is not present, the General Meeting shall be adjourned to the same day of the following week, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. In the event that a Quorum is not present 30 minutes from the time appointed for the reconvened meeting, the reconvened meeting will take place with any number of shareholders.

Pursuant to the Companies Law, the approval of each of Proposals 1 and 2 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a Quorum. Apart from for the purpose of determining a Quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the General Meeting, only Ordinary Shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary Shares present at the General Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Position Statements

Shareholders wishing to express their position on a proposal included in the agenda for the General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Lisa Haimovitz, at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel. Any Position Statement received that is in accordance with the guidelines set forth by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov and, in addition, at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements must be submitted to the Company by no later than December 17, 2023.

It is noted that there may be changes in the agenda after publishing this Proxy Statement and there may be Position Statements which can be published thereafter. Therefore, the most updated agenda for the General Meeting will be furnished to the SEC on a Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov.

Other Matters

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies will vote according to their own judgment on those matters. One or more shareholders holding at least one percent (1%) of the Company’s total voting rights may present proposals for consideration at the General Meeting by submitting their proposals to the Company’s offices, c/o Ms. Lisa Haimovitz, at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel, no later than the close of business on November 27, 2023. If the Company determines that a shareholder’s proposal is suitable for discussion at the General Meeting, a revised agenda will be published by the Company.

Voting Results

The final voting results will be tallied by the Company based on the information provided by our tabulation agent, Broadridge Financial Solutions, Inc., or otherwise, and the overall results of the General Meeting will be published following the General Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the SEC.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice and Proxy Statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the salary expenses and social benefit costs of the Company’s five highest compensated executive officers in the year ended December 31, 2022, see Item 6.B. of the Company's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023 (the “Annual Report”), a copy of which is available on the SEC’s website at http://www.sec.gov or on the Company’s website at https://enlightenergy.co.il.

CORPORATE GOVERNANCE

According to the Company’s Amended and Restated Articles of Association (the “Articles”), the number of Company directors must not be less than five (5) and shall not exceed thirteen (13) members. The term of office of the directors expires at each annual general meeting, provided that their respective replacement has been duly elected or appointed. At each annual general meeting the then-serving directors may be re-nominated to serve an additional one-year term that expires at the annual general meeting held in the year following such election, provided that their respective replacement has been duly elected or appointed.

As an Israeli company, the Company is subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, opt out from certain Companies Law requirements, including a requirement to appoint “external directors” and related rules concerning the composition of the audit committee and compensation committee of the board of directors. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to the Company so long as the Company complies with the following: (i) the Company does not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) the Company’s Ordinary Shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) the Company complies with the director independence requirements and the requirements regarding the composition of the audit committee and the compensation committee under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act). As a foreign private issuer, the Company is permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that the Company discloses which requirements it is not following and the equivalent Israeli requirement. As a foreign private issuer, the Company is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. For more information regarding the Company’s corporate governance practices and foreign private issuer status, see Item 16.G. “Corporate Governance” of the Company’s Annual Report.

Committees of the Company’s Board of Directors

The Board of Directors has established an audit committee, a compensation committee, a nominating committee, and an environmental, social and governance committee. Each committee operates in accordance with a written charter that sets forth such committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors, among other duties, as required by Nasdaq listing standards applicable to U.S. domestic listed companies. Members serve on these committees until their resignation or until otherwise determined by the Board of Directors. The Company’s Board of Directors may establish other committees as it deems necessary or appropriate from time to time. The Company has elected to opt out from the Companies Law rules concerning the composition of the audit committee and compensation committee, and has instead elected to comply with the audit committee and compensation committee composition requirements of Nasdaq applicable to U.S. domestic listed companies. For more information regarding the Company’s committees, see Item 6.C. “Board Practices - Committees of our Board of Directors” of the Company’s Annual Report.

Other Corporate Governance Practices

Below is a summary of other key governance practices and policies that the Board of Directors believes help advance the Company’s goals and protect the interests of the shareholders, including:
☑	Base a portion of the compensation opportunity of our executive officers on our and their respective performance.	☑	Annual bonuses are subject either to the attainment of pre-set periodic objectives and individual and Company targets determined annually, or to discretionary evaluations.

☑	Set annual performance targets to our chief executive officer based on measurable objectives.	☑
Offer equity and cash compensation which we believe enhances alignment between executive officers’ interests with the Company’s and shareholders’ long-term interests, as well as strengthens retention and motivation of executive officers in the long-term.

☑
Adopted a ‘clawback policy’ and include in our Compensation Policy ‘clawback’ provisions which allow us under certain circumstances to recoup excess incentive compensation to executive officers where the company is required to prepare a financial restatement to correct a material error.
		☑	Taylor executive officers’ compensation to target our short and long-term goals, as well as each officer’s individual performance.
☑	Maintain a majority independent Board of Directors.	☑
Include in our compensation policy measures designed to reduce executive officers’ incentives to take excessive risks that may harm us in the long-term, such as limit cash bonuses and equity-based compensation, as well as the ratio between the variable and the total compensation of an executive officer, and set minimum vesting periods for equity-based compensation.

☑	Maintain entirely independent audit, compensation, and environmental, social and governance committees.	☑	Regularly review executive compensation.

DIVERSITY OF THE BOARD OF DIRECTORS

The table below provides certain information regarding the diversity of the Board of Directors as of the date of this Proxy Statement.

Board Diversity Matrix
Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-Binary/Transgender	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

BENEFICIAL OWNERSHIP OF THE COMPANY’S ORDINARY SHARES

The beneficial ownership of Ordinary Shares is determined in accordance with the SEC rules and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, Ordinary Shares subject to options or other rights that are exercisable on or within 60 days of November 13, 2023, are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of calculating the percentage ownership of that person but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. The percentage of Ordinary Shares beneficially owned is based on 117,857,288 Ordinary Shares outstanding as of November 13 2023.

All of the Company’s shareholders, including the shareholders listed below, have the same voting rights attached to their Ordinary Shares. Neither the Company’s principal shareholders nor the Company’s directors and executive officers will have different or special voting rights with respect to their Ordinary Shares. Unless otherwise noted, the address of each shareholder listed below is 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel.

Principal shareholders	Number of Ordinary Shares	% of Outstanding Ordinary Shares
Migdal Insurance and Financial Holdings Ltd.(1)	10,593,822	8.99%
Harel Insurance Investments & Financial Services Ltd.(2)	8,054,314	6.83%
Altshuler Shaham Ltd.(3)	6,329,326	5.37%
The Phoenix Holdings Ltd.(4)	10,130,711	8.60%
Meitav Dash Investments Ltd.(5)	10,995,722	9.33%
Clal Investments Ltd.(6)	6,037,560	5.12%
Menora Mivtachim Holdings Ltd. (7)	6,015,530	5.10%
Directors and executive officers
Gilad Yavetz(8)	1,905,470	1.60%
Nir Yehuda(9)	319,039	*
Amit Paz(10)	1,578,718	1.33%
Ilan Goren(11)	250,931	*
Michael Avidan(12)	88,438	*
Yair Seroussi(13)	347,375	*
Liat Benyamini	-	*
Michal Tzuk	-	*
Alla Felder	-	*
Dr. Shai Weil(14)	40,552	*
Yitzhak Betzalel	-	*
Zvi Furman	-	*
All executive officers and directors as a group (12 persons)	4,530,523	3.75%

* Indicates ownership of less than 1%.

(1)
Consists of 10,593,822 Ordinary Shares owned by Migdal Insurance and Financial Holdings Ltd. (“Migdal”) and entities under its control. Migdal is a public company with shares traded on the TASE. To the Company's knowledge, the ultimate controlling shareholder of Migdal is Mr. Shlomo Eliyahu. The address of Migdal is Efal 4, Petach Tikva, Israel.

(2)
Consists of 8,054,314 Ordinary Shares beneficially owned by Harel Insurance Investments & Financial Services Ltd. (“Harel”) and entities under its control. Harel is a public company with shares traded on the TASE. To the Company's knowledge, the ultimate controlling shareholders of Harel are Mr. Yair Hamburger, Mr. Gideon Hamburger and Ms. Nurit Manor. The address of Harel is Abba Hillel 3, Ramat Gan, Israel.

(3)
Consists of 6,329,326 Ordinary Shares beneficially owned by Altshuler Shaham Ltd. (“Altshuler”) and entities under its control. To the Company's knowledge, the ultimate controlling shareholders of Altshuler are Messrs. Gilad Altshuler and Kalman Shaham, through companies owned by them. Altshuler’s address is 21 Habarzel Street, Lobby B, Ramat Hachayal, Tel-Aviv Israel.

(4)
Consists of 10,130,711 Ordinary Shares and each beneficially owned by the Phoenix Holdings Ltd. (“Phoenix”) and entitles under its control. Phoenix is a public company with shares traded on the TASE. To the Company's knowledge, the ultimate controlling shareholders of Phoenix, through their control in Belanus Lux S.a.r.l (an entity incorporated under the laws of Luxemburg), are Mr. Matthew Botein, CCP III Cayman GP Ltd. and Mr. Lewis (Lee) Sachs. The address of Phoenix is Hashalom Rd. 53, Givatayim, Israel.

(5)
Consists of 10,995,722 Ordinary Shares and owned by Meitav Dash Investments Ltd. (“Meitav”) and entitles under its control. Meitav is a public company with shares traded on the TASE. To the Company's knowledge, the ultimate controlling shareholders of Meitav are Mr. Eli Barkat, through his holdings in BRM Finance Ltd., a company incorporated in Israel, and Mr. Avner Stepak, who holds Ordinary Shares directly and through Maya Holdings (Yeelim) Ltd., a company incorporated in Israel. The address for Meitav is 30 Darech Sheshet Haim St., Bnei Brak, Israel.

(6)	Consists of 6,037,560 Ordinary Shares and owned by Clal Investments Ltd. and entitles under its control. Clal is a public company with shares traded on the TASE.

(7)	Consists of 6,015,530 Ordinary Shares and owned by Menora Mivtachim Holdings Ltd. and entitles under its control. Menora is a public company with shares traded on the TASE.

(8)
Consists of (i) 796,198 Ordinary Shares beneficially owned directly by Mr. Yavetz and (ii) 1,109,272 Ordinary Shares subject to options held by Mr. Yavetz that are exercisable within 60 days of November 13, 2023.

(9)
Consists of (i) 1,400 Ordinary Shares beneficially owned directly by Mr. Yehuda and (ii) 317,639 Ordinary Shares subject to options held by Mr. Yehuda that are exercisable within 60 days of November 13, 2023.

(10)
Consists of (i) 765,468 Ordinary Shares beneficially owned directly by Mr. Paz and (ii) 813,250 Ordinary Shares subject to options held by Mr. Paz that are exercisable within 60 days of November 13, 2023.

(11)	Consists of 250,931 Ordinary Shares subject to options held by Mr. Goren that are exercisable within 60 days of November 13, 2023.

(12)	Consists of 88,438 Ordinary Shares subject to options held by Mr. Avidan that are exercisable within 60 days of November 13, 2023.

(13)	Consists of 347,375 Ordinary Shares subject to options held by Mr. Seroussi that are exercisable within 60 days of November 13, 2023.

(14)
Consists of 40,552 Ordinary Shares beneficially owned directly by Dr. Weil. Not included as beneficially owned by Dr. Weil are 807,604 Ordinary Shares owned directly by Givon Investments Partnership (GAAS), which is controlled by the Weil family of which Dr. Weil is a part.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR EACH OF THE FOLLOWING PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

You should carefully read this entire Proxy Statement, including the documents referred to in this Proxy Statement.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

At the General Meeting, shareholders will be asked to approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services. Somekh Chaikin has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

The following table sets out the total amount paid by the Company to Somekh Chaikin for services performed in the years ended December 31, 2021 and 2022, and breaks down these amounts by category of service:

	Year Ended December 31,
	2022	2021
	(in thousands)
Audit Fees(1)	$615	$709
Tax Fees(2)	29	30
Total	$644	$739

(1)
Audit fees for the years ended December 31, 2022 and 2021 consisted of fees for professional services provided in connection with the audit of the Company’s annual consolidated financial statements, fees for professional services provided in connection with the Company’s registration statement for the US IPO and audit services that are normally provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those years.

(2)
Tax fees for the years ended December 31, 2022 and 2021 refer to professional services rendered by the Company’s auditors, which include ongoing tax advisory, tax compliance and tax consulting associated with transfer pricing.

The advance approval of the audit committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by the Company’s auditors.

The audit committee has adopted a pre-approval policy with respect to services provided by the Company’s auditors, and all such services are approved in advance by either the audit committee or members thereof, to whom authority has been delegated, in accordance with such policy.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPANY’S AUDIT COMMITTEE AND THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND A VOTE FOR THE APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 2

ELECTION OF DIRECTORS

According to the Company’s Articles, the number of Company directors must not be less than five (5) and shall not exceed thirteen (13) members. The term of office of the directors expires at each annual general meeting, provided that their respective replacement has been duly elected or appointed. At each annual general meeting the then-serving directors may be re-nominated to serve an additional one-year term that expires at the annual general meeting held in the year following such election, provided that their respective replacement has been duly elected or appointed.

The term of office of each of the current directors of the Company expires at the General Meeting. Therefore, at the General Meeting, shareholders will be asked to elect Mr. Gilad Yavetz, Mr. Yair Seroussi, Ms. Liat Benyamini, Ms. Michal Tzuk, Ms. Alla Felder, Dr. Shai Weil, Mr. Yitzhak Betzalel and Mr. Zvi Furman. The nominating committee of the Board of Directors has recommended that the foregoing individuals be nominated for election at the General Meeting, and the Board of Directors has approved such nominations. If elected at the General Meeting, Mr. Yavetz, Mr. Seroussi, Ms. Benyamini, Ms. Tzuk, Ms. Felder, Dr. Weil, Mr. Betzalel and Mr. Furman will each serve until the 2024 annual general meeting of shareholders, and until his or her respective successor has been duly elected or appointed, or until his or her office has been vacated in accordance with applicable law or the Articles. The Company is not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director.

Each of Mr. Gilad Yavetz, Mr. Yair Seroussi, Ms. Liat Benyamini, Ms. Michal Tzuk, Ms. Alla Felder, Dr. Shai Weil, Mr. Yitzhak Betzalel and Mr. Zvi Furman has attested to the Board of Directors and to the Company that he or she, as applicable, meets all the requirements in connection with the election of directors under the Companies Law. In addition, the Board of Directors has determined that each of the nominees qualifies as an independent director under the applicable requirements of Nasdaq and the relevant rules of the SEC, except Mr. Gilad Yavetz who is not independent by virtue of being the Company’s chief executive officer.

Since the last annual general meeting of shareholders in 2022, each director nominated for election has attended at least 95% of the meetings of the Board and the respective Board committees on which he or she served during such time (with the majority of our incumbent directors attending 100% of the meetings).

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees as of the date of this Proxy Statement:

Name	Age	Position
Gilad Yavetz	52	Director and Chief Executive Officer
Yair Seroussi	68	Chairman of the Board
Liat Benyamini	46	Director
Michal Tzuk	47	Director
Alla Felder	50	Director
Dr. Shai Weil	54	Director
Yitzhak Betzalel	57	Director
Zvi Furman	75	Director

Gilad Yavetz is Co-founder and Chief Executive Officer, leading the Company from inception in 2008 as a small developer in Israel to the global company that it is today. Prior to the establishment of Enlight, Mr. Yavetz served as a VP Marketing and Sales of BVR Systems (1998) Ltd., a leading hi-tech company that develops and provides real- time simulation and training systems to leading armies worldwide. Mr. Yavetz holds an M.B.A. from the Executive Program at Tel Aviv University and an LL.B. from the Hebrew University of Jerusalem.

Yair Seroussi has served as the chairman of the Board of Directors since May 2018. Mr. Seroussi serves as the chairman of ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global shipping operator, and Prytek, a multinational technology group with a focus on building and investing in technologies and delivering managed services. He is currently on the board of directors of Mediterranean Towers Ltd. (TLV: MDTR), Stratasys Ltd. (NASDAQ: SSYS) and Tovanot B’Hinuch (a non-profit organization), and was previously on the board of directors of DSP Group, Inc. Mr. Seroussi brings immense experience to the board room, having served as chairman of Bank Hapoalim, one of Israel’s largest banks, and of the Association of Banks in Israel, and having led Morgan Stanley’s Israeli operations for over 15 years. In addition to his various professional roles, Mr. Seroussi sits on the Board of Governors at the Hebrew University, Weizmann Institute and the Shenkar College of Engineering, Design and Art, and he acts as chairman of the Eli Hurvitz Institute of Strategic Management at the Tel Aviv University. Mr. Seroussi holds a B.A. in Economics and Political Science from the Hebrew University in Jerusalem.

Liat Benyamini has served as a member of the Board of Directors since April 2021. Ms. Benyamini have served as a director in numerous private and public companies. Ms. Benyamini serves as a partner in Sky Private Equity, one of Israel’s largest mid-market private equity funds. Her current board roles include Elspec Engineering Ltd. (TLV: ELSPC) and Fridenson Logistic Services Ltd. (TLV: FRDN) Ms. Benyamin is a Certified Public Accountant. She holds an M.A.in Contemporary Asian Studies and a B.A. degree in Accounting, Statistics and Operations Research, both from Tel Aviv University.

Michal Tzuk has served as a member of the Board of Directors since April 2021. Ms. Tzuk has served as the Chief Business Development Officer at Danel (Adir Yeoshua) Ltd. (TLV: DANE), a company that operates in human resources, nursing, special needs and medicine, since June 2019. Prior to that she served as Senior Deputy Director General and Director of Employment Regulation at (1) the Israeli Ministry of Economy and Industry (f/k/a the Ministry of Industry, Trade and Labor and the Ministry of Economy) from February 2012 to July 2016 and (2) the Israeli Ministry of Labor, Social Affairs and Social Services from August 2016 to January 2018. Ms. Tzuk was previously the Economic Assistant to the Chief Executive Officer of the Tel Aviv Sourasky Medical Center (Ichilov) and held various roles in the budget division of the Israeli Ministry of Finance. Ms. Tzuk currently serves on the board of directors of M.L. Manor Medical Group - Company for Treatment and Surgeries in Israel Ltd. and is a member of the Wexner Foundation’s Israeli advisory committee and the public council and the finance committee of Sam Spiegel Jerusalem Film & Television School. She previously served on the board of directors of Future Mobility Israel Ltd. and on various boards of directors and committees of other companies and organizations. Ms. Tzuk holds a LL.B in Law and Economics and an M.B.A both from the Hebrew University of Jerusalem. Ms. Tzuk also graduated from the Wexner Senior Leadership program at the Harvard Kennedy School (Center for Public Leadership, Executive Education, Harvard University).

Alla Felder has served as a member of the Board of Directors since July 2023. Ms. Felder has been serving as the Chief Financial Officer of Weebit Nano Ltd. (ASX: WBT) since 2016. Ms. Felder serves on the boards, including the audit and compensation committees, of several publicly listed companies across several industries, including Redhill BioPharma Ltd. (Nasdaq: RDHL), REE Ltd. (Nasdaq: REE), Ashtrom Properties Ltd. (TASE: ASHG), Israel Shipyards Ltd. (TASE: ISHI), Biolight Ltd. (TASE: BOLT), Photomyne Ltd. (TASE: PHTM) and IdoMoo Ltd. (TASE: IDMO). Ms. Felder was a senior manager at PricewaterhouseCoopers and received B.A. in Business Administration and Accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an Executive Master’s degree in the Science of Finance from the City University of New York. Ms. Felder is a Certified Public Accountant in Israel.

Dr. Shai Weil has served as a member of the Board of Directors since November 2009. Dr. Weil is an executive and a partner in various companies in the fields of industrial, technology, real estate, trade and services, including Milgam Ltd (Group), Pango, AllCloud (Group), Minrav Group Ltd. (TLV: MNRV), Essesnce Partners, Har Tuv Cement Ltd and Lumen Capital. Dr. Weil serves as the Chairman at Har Tuv Cement Ltd, Lumen Capital, Essence Partners and Minrav Group Ltd. He is a member of the boards of Aluma (a non-profit organization) and JGIVE (a non-profit organization dedicated to cultivating a culture of philanthropy in Israel). Dr. Weil holds a B.A. in Economics and Business Administration from Bar-Ilan University in Ramat Gan, Israel, an M.S. in Management from Boston University in Massachusetts and a D.P.S. in International Business and Management from Pace University in New York.

Yitzhak Betzalel has served as a member of the Board of Directors since August 2018. In 2014, Mr. Betzalel founded Boss Capital Ltd., an Israeli boutique Investment Banking firm that focuses on infrastructure, energy and real estate transactions in Israel and Europe, where he currently serves as director and Chief Executive Officer. Mr. Betzalel currently serves on the board of directors of Odem Deposits Ltd. and previously served on the board of directors of Odem Finance Ltd. He has also served as a member of the investment committee since 2018 and credit committee since 2019 at Amitim Pension Funds. Mr. Betzalel’s prior positions include Chief Executive Officer of Migdal Underwriting and Business Initiatives Ltd., Chief Executive Officer of Odem Funding Ltd, chairman of LabOne Innovations, Deputy to the Chief Executive Officer of Clal Finance Underwriting Ltd., Chief Economist of Clal Israel Ltd., Chief Executive Officer of ByTech Communications Ltd. and Director of Business Development of Clal Tourism Ltd. Mr. Betzalel holds an M.A. in Economics and in Business Administration and a B.A. in Business Administration and Economics from the Hebrew University in Jerusalem.

Zvi Furman has served as member of the Board of Directors since September 2019. He currently serves as chairman of the credit committee of Meitav Dash Provident and Pension Funds Ltd and previously served on the board of directors of Mediterranean Towers Ltd. (TLV: MDTR). Mr. Furman has served on the board of directors of Koret Israel Economic Development Funds since 2011. He previously served as managing partner of KCPS Manof (2009) Ltd., as general manager of Bank Hapoalim in the United States and as general manager of Bank Otsar Hachayal. Mr. Furman holds a B.A. in Economics and Political Science and a M.A. in Business Administration both from Tel Aviv University.

It is proposed that at the General Meeting, the following separate resolutions be adopted:

“RESOLVED, to elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2024, and until his or her successor has been duly elected or appointed, or until his or her office has been vacated pursuant to any applicable law or the Articles of Association:

a.	Mr. Gilad Yavetz;

b.	Mr. Yair Seroussi;

c.	Ms. Liat Benyamini;

d.	Ms. Michal Tzuk;

e.	Ms. Alla Felder;

f.	Dr. Shai Weil;

g.	Mr. Yitzhak Betzalel; and

h.	Mr. Zvi Furman.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt these resolutions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF MR. GILAD YAVETZ, MR. YAIR SEROUSSI, MS. LIAT BENYAMINI, MS. MICHAL TZUK, MS. ALLA FELDER, DR. SHAI WEIL, MR. YITZHAK BETZALEL AND MR. ZVI FURMAN TO THE BOARD OF DIRECTORS.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the General Meeting, the Company will also present the audited consolidated financial statements for the fiscal year ended December 31, 2022. A copy of the Company’s Annual Report, including the audited consolidated financial statements for the year ended December 31, 2022, is available for viewing and downloading on the Company’s website http://www.enlightenergy.com, the SEC’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, the Company knows of no business to be transacted at the General Meeting; however, if any other matters are properly presented at the General Meeting, it is intended that the persons named as proxies will vote upon such matters, pursuant to their discretionary authority, according to their best judgment and in the interest of the Company.

SHAREHOLDER PROPOSALS FOR 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. To be considered for inclusion in the Company’s proxy statement for our 2024 annual general meeting of shareholders pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted to the Company’s offices, c/o Ms. Lisa Haimovitz, at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel, and must otherwise comply with the requirements of the Companies Law. The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the General Meeting (i.e., no later than September 28, 2024); provided that if the date of the 2024 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the General Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the seventh calendar day following the day on which the Company calls and provides notice of the 2024 annual general meeting of shareholders.

The Company currently expects that the agenda for the annual general meeting of shareholders to be held in 2024 will include, among others, (1) the election (or re-election) of directors; (2) the approval of the appointment (or re-appointment) and compensation of the Company’s auditors; and (3) presentation for discussion of the financial statements of the Company for the year ended December 31, 2023.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the Exchange Act); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2024 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board of Directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board of Directors, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and the Company’s Articles. The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2024 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 30, 2023, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://enlightenergy.co.il.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors

Yair Seroussi

Chairman of the Board of Directors
Dated: November 20, 2023